UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
333-1899762

CUSIP NUMBER 69015P102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended: August 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ovation Research, Inc.

 Full Name of Registrant

N/A

Former Name if Applicable

5635 N. Scottsdale Road, Suite 130

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85250

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously reported, there have been significant changes in Ovation's management and ownership that have occurred since its last quarterly report on Form 10-K.  The Company's new officers have been working to familiarize themselves with the Company's operations and accomplish a timely filing of its Quarterly Report on Form 10-Q for the period ended August 31, 2014, but they require additional time to finalize the report within the spirit as well as the letter of the Commission's rules. Accordingly, the Company's preparation of such Form 10-Q could not be accomplished in order to permit a timely filing without undue hardship and expense. The Company expects to be able to file such Form 10-Q no later than five calendar days after its original prescribed due date.

(Attach extra Sheets if Needed)

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PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon McGee	480	725-9060
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Ovation Research, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2014	By:	/s/ Jon McGee
Jon McGee, its Treasurer

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